FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

3 March 2015

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a).

Awards of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") have been made to the Executive Directors in accordance with the remuneration policy approved by shareholders on 23 May 2014.

The awards were made in London and are based upon the closing Share price on the London Stock Exchange on 27 February of £5.773.

Group Performance Share Plan award
On 2 March, awards were made under the Group Performance Share Plan ("GPSP Award") as part of variable pay for the performance year ended 31 December 2014. The GPSP Awards will vest after five years. Upon vesting, the Shares must be retained while the individual is employed by HSBC. The GPSP Awards were determined by assessing performance against financial and non-financial metrics, as detailed in the Directors' remuneration report in the 2014 annual report and accounts.

Directors

Name	Shares awarded
Stuart Gulliver	365,864
Iain Mackay	195,969
Marc Moses	195,969

Other PDMRs

Name	Shares awarded
Ann Almeida	21,423
Samir Assaf	40,511
Peter Boyles	19,646
Simon Cooper	21,559
John Flint	25,511
Pam Kaur	14,087
Alan Keir	16,303
Stuart Levey	27,196
Antonio Losada*	14,866
Peter Wong	35,236

*It is anticipated that this award will be settled in cash.

Annual Incentive awards

On 2 March, awards of (i) deferred and (ii) non-deferred Shares in the Company were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2014 and comprise part of the Group's Annual Incentive award arrangements. The awards were determined by assessing performance against financial and non-financial metrics, as detailed in the Directors' remuneration report in the 2014 annual report and accounts. Under the Annual Incentive awards, the net Shares vested are required to be retained for six months.

(i) Deferred award

The award will vest in three tranches in March 2016, 2017 and 2018.

Directors

Name	Shares awarded
Stuart Gulliver	67,016
Iain Mackay	45,037
Marc Moses	53,698

Other PDMRs

Name	Shares awarded
Ann Almeida	57,842
Samir Assaf	109,382
Peter Boyles	53,045
Simon Cooper	58,210
John Flint	68,881
Pam Kaur	38,037
Alan Keir	44,019
Stuart Levey	73,430
Antonio Losada**	40,138
Peter Wong	95,137

(ii) Non-deferred award

Directors

Name	Shares awarded	Shares sold in respect of Income Tax and National Insurance liabilities at £5.8059 per Share	Net Shares vested
Stuart Gulliver	44,677	20,999	23,678
Iain Mackay	30,024	14,112	15,912
Marc Moses	35,798	16,826	18,972

Other PDMRs

Name	Shares awarded	Shares sold in respect of Income Tax and National Insurance liabilities at £5.8059 per Share	Net Shares vested
Ann Almeida	38,561	18,124	20,437
Samir Assaf	72,921	34,273	38,648
Peter Boyles	35,363	15,914	19,449
Simon Cooper	38,806	17,463	21,343
John Flint	45,921	20,665	25,256
Pam Kaur	25,358	11,919	13,439
Alan Keir	29,346	13,793	15,553
Stuart Levey	48,953	23,008	25,945
Antonio Losada**	26,759	0	0
Peter Wong	63,425	9,514	53,911

**It is anticipated that this award will be settled in cash at the end of the six month retention period.

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 03 March 2015